Exhibit k.4

NUVEEN ENHANCED HIGH YIELD MUNICIPAL BOND FUND

DISTRIBUTION AND SERVICE PLAN

WHEREAS, Nuveen Enhanced High Yield Municipal Bond Fund, a Massachusetts business trust (the “Fund”), engages in business as a closed-end management investment company that continuously offers its common shares of beneficial interest (the “Shares”), is operated as an “interval fund” and is registered under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Fund employs Nuveen Securities, LLC (the “Distributor”) as distributor of the Shares pursuant to one or more Distribution Agreements;

WHEREAS, the Fund intends to rely on relief granted by the Securities and Exchange Commission (the “Exemptive Relief”) permitting the Fund, as an interval fund under Rule 23c-3 under the Act, to issue multiple classes of Shares (“Classes”) and to impose asset-based distribution fees and early withdrawal charges so long as the Fund complies with the provisions of certain rules under the Act as if they apply to closed-end investment companies, including Rule 12b-1 under the Act (“Rule 12b-1);

WHEREAS, the Fund desires to adopt a Plan of Distribution and Service, and the Board of Trustees of the Fund (the “Board”) has determined that there is a reasonable likelihood that adoption of this Plan of Distribution and Service will benefit the Fund and the Fund’s shareholders;

WHEREAS, the Fund has adopted a Multiple Class Plan in compliance with Rule 18f-3 (the “Multiple Class Plan”) to enable the various Classes of Shares to be granted different rights and privileges and to bear different expenses, and has an effective registration statement on file with the SEC containing one or more Prospectuses describing such Classes of Shares;

NOW, THEREFORE, the Fund hereby adopts, and the Distributor hereby agrees to the terms of, this Plan of Distribution and Service (the “Plan”) in compliance with Rule 12b-1, on the following terms and conditions:

1. (a)

The Fund is authorized to compensate the Distributor for services performed and expenses incurred by the Distributor in connection with the distribution of Class A Shares of the Fund and the servicing of accounts holding such Shares, to the extent it has such Share Class outstanding,

(b)	The amount of such compensation paid during any one year shall consist of:

(i)

with respect to Class A Shares of the Fund, a Service Fee not to exceed 0.25% of average daily Share net assets of the Class A Shares of the Fund, plus a Distribution Fee not to exceed 0.50% of average daily net assets of the Class A Shares of the Fund.

Such compensation shall be calculated and accrued daily and paid to the Distributor monthly or at such other intervals as the Board may determine.

(c)

With respect to Class A Shares, the Distributor shall pay any Service Fees it receives under the Plan for which a particular underwriter, dealer, broker, bank or selling entity having a Dealer Agreement in effect (“Authorized Dealer”, which may include the Distributor) is the dealer of record to such Authorized Dealers to compensate such organizations for providing services to shareholders relating to their investment; provided, however, that the Distributor shall be entitled to retain, for the first year after purchase of the Class A Shares, the Service Fee to the extent that it may have pre-paid the Service Fee for that period to the Authorized Dealer of record. The Distributor may retain any Service Fees not so paid.

(d)

Services for which such Authorized Dealers may receive Service Fee payments include any or all of the following: maintaining account records for shareholders who beneficially own Shares; answering inquiries relating to the shareholders’ accounts, the policies of the Fund and the performance of their investment; providing assistance and handling transmission of funds in connection with purchase, redemption and exchange orders for Shares; providing assistance in connection with changing account setups and enrolling in various optional fund services; producing and disseminating shareholder communications or servicing materials; the ordinary or capital expenses, such as equipment, rent, fixtures, salaries, bonuses, reporting and recordkeeping and third party consultancy or similar expenses, relating to any activity for which payment is authorized by the Board; and the financing of any other activity for which payment is authorized by the Board.

(e)

Payments of Distribution or Service Fees to any organization as of any month-end (or other period-end, as appropriate) will not exceed the appropriate amount based on the annual percentages set forth above, based on average Share net assets of accounts for which such organization appeared on the records of the Fund and/or its transfer agent as the organization of record during the preceding month (period).

2.        This Plan shall not take effect until the Plan, together with any related agreement(s), has been approved with respect to the Fund and Classes thereof by votes of a majority of both (a) the Board, and (b) those Trustees of the Fund who are not “interested persons” of the Fund (as defined in the Act) and who have no direct or indirect financial interest in the operation of the Plan or any agreements related to it (the “Rule 12b-1 Trustees”) cast in person at a meeting (or meetings) called for the purpose of voting on the Plan and such related Agreement(s).

3.         This Plan shall continue in effect for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 2.

4.        The Distributor shall provide to the Board and the Board shall review, at least quarterly, a written report of distribution- and service-related activities, Distribution Fees, Service Fees, and the purposes for which such activities were performed and expenses incurred.

5.        This Plan may be terminated as to the Fund or as to a given Class of Shares of the Fund at any time by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority (as defined in the Act) of the outstanding voting Shares of the Fund or the applicable Class.

6.        This Plan may not be amended to increase materially the amount of compensation payable by the Fund with respect to any Class of Shares under paragraph 1 hereof unless such amendment is approved by a vote of at least a majority (as defined in the Act) of the outstanding voting Shares of that Class of Shares of the Fund. No material amendment to the Plan shall be made unless approved in the manner provided in paragraph 2 hereof.

7.        While this Plan is in effect, the selection and nomination of the Trustees who are not interested persons (as defined in the Act) of the Fund shall be committed to the discretion of the Trustees who are not such interested persons.

8.        The Fund shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 4 hereof, for a period of not less than six years from the date of the Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

Approved and Adopted by the Board as of:

February 25, 2021